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Tel: (866) 981-4588	Tel: (307) 265-2373
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June 12, 2015

VIA EDGAR

Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ur-Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 2, 2015

File No. 001-33905

Dear Ms. Jenkins:

Ur-Energy Inc. (“Company”) is in receipt of the comment letter from the staff (“Staff”) of the United States Securities and Exchange Commission (“SEC”) dated June 2, 2015 (“SEC Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 2, 2015. The Company’s responses to the comments are set forth below. For convenience, the comments in the SEC Letter are reproduced below.

Form 10-K for the fiscal year ended December 31, 2014

Our Mineral Properties

Operating Properties, page 11

Comment No. 1: In future filings please provide a brief description of your ISL operation including an overview of your processing operation(s). In your response provide a draft of your proposed future disclosure.

Response to Comment No. 1: In our Form 10-K filed March 2, 2015, we disclose the following under Overview and Corporate Structure (pp 8-9); the placement was chosen because the discussion of in situ recovery is relevant to all of our current and anticipated operations:

“We utilize in situ recovery of the uranium at Lost Creek and will do so at other projects where this is possible. The in situ recovery (ISR) technique is employed in uranium extraction because it allows for a lower cost and effective recovery of roll front mineralization. The in situ technique does not require the installation of tailings facilities or significant surface disturbance. This mining method utilizes injection wells to introduce a mining solution, called lixiviant, into the mineralized zone. The lixiviant is made of natural groundwater fortified with oxygen as an oxidizer, sodium bicarbonate as a complexing agent, and carbon dioxide for pH control. The complexing agent bonds with the uranium to form uranyl carbonate which is highly soluble. The dissolved uranyl carbonate is then recovered through a series of production wells and piped to a processing plant where the uranyl carbonate is removed from the solution using Ion Exchange (IX). The groundwater is re-fortified with the oxidizer and complexing agent and sent back to the wellfield to recover additional uranium. Our Lost Creek processing facility includes all circuits for the production, drying and packaging of uranium yellowcake for delivery into sales.”

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 2

We propose substituting the following expanded discussion, in substantive form, in subsequent Form 10-K filings, and will place the entire discussion under Operating Properties or include a cross-reference directing the reader to its location in the filing:

“We utilize in situ recovery of the uranium at Lost Creek and will do so at other projects where this is possible. The in situ recovery (ISR) technique is employed in uranium extraction because it allows for a lower cost and effective recovery of roll front mineralization. The in situ technique does not require the installation of tailings facilities or significant surface disturbance. This mining method utilizes injection wells to introduce a mining solution, called lixiviant, into the mineralized zone. The lixiviant is made of natural groundwater fortified with oxygen as an oxidizer, sodium bicarbonate as a complexing agent, and carbon dioxide for pH control. The complexing agent bonds with the uranium to form uranyl carbonate, which is highly soluble. The dissolved uranyl carbonate is then recovered through a series of production wells and piped to a processing plant where the uranyl carbonate is removed from the solution using Ion Exchange (IX) and captured on resin contained within the IX columns. The groundwater is re-fortified with the oxidizer and complexing agent and sent back to the wellfield to recover additional uranium. A low-volume bleed is permanently removed from the lixiviant flow. A reverse osmosis (RO) process is available to minimize the waste water stream generated. Brine from the RO process, if used, and excess bleed are disposed of by means of injection into deep disposal wells. Each wellfield is made up of dozens of injection and production wells installed in patterns to optimize the areal sweep of the uranium ore body.

“Our Lost Creek processing facility includes all circuits for the capture, concentration, drying and packaging of uranium yellowcake for delivery into sales. Our processing facility, in addition to the IX circuit, includes dual processing trains with separate elution, precipitation, filter press and drying circuits (this is in contrast to certain other uranium in situ recovery facilities which operate as a capture plant (IX) only, and rely on agreements with other producers for the finishing, drying and packaging of their yellowcake end-product). Additionally, a restoration circuit including a RO unit was installed during initial construction to complete groundwater restoration once mining is complete.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 3

“The elution circuit (the first step after ion exchange) is utilized to transfer the uranium from the IX resin and concentrate it to the point where it is ready for the next phase of processing. The resulting rich eluate is an aqueous solution containing uranyl carbonate, salt and sodium carbonate and/or sodium bicarbonate. The precipitation circuit follows the elution circuit and removes the carbonate from the concentrated uranium solution and combines the uranium with peroxide to create a yellowcake crystal slurry. Filtration and washing is the next step, in which the slurry is loaded into a filter press where excess contaminants such as chloride are removed and a large portion of the water is removed. The final stage occurs when the dewatered slurry is moved to a yellowcake dryer, which will further reduce the moisture content, yielding the final dried, free-flowing, product. Refined, salable yellowcake is packaged in 55-gallon steel drums.

“The restoration circuit is utilized in the production and post-mining phases of the operation. The RO is initially utilized to minimize the waste water stream generated during production. Once production is complete, the groundwater must be restored to its pre-mining class of use by removing a small portion of the groundwater and disposing of it (commonly known as sweep). Following sweep, the groundwater is treated utilizing RO and re-injecting the clean water. Finally, the groundwater is homogenized and sampled to insure the cleanup is complete, thus ending the mining process.”

*****

Additionally, it may be instructive to understand that our development at Lost Creek is conducted consistent with the practice throughout much of our industry; namely, our exploration and identification of resources is accomplished through analyses of widely-spaced drilling, which is then more densely (but, not closely spaced) drilled out in order to engineer the wellfield patterns for recovery. Finally, individual mine units are drilled out and constructed just prior to mining each unit. As a result of the level of density of drilling at these stages, our technical reports and other disclosure of mineral estimates are stated in terms of Measured, Indicated and Inferred Mineral Resources in accordance with Canadian National Instrument 43-101, and not reserves. Under CIM Definition Standards, and other relevant standards, we are best able to identify ‘reserves’ primarily at or during the time we are mining that area of our property (i.e., not throughout the Lost Creek Project, or the Lost Creek Property which comprises six contiguous projects at various stages of development).

Comment No. 2: Please tell us the capacity and utilization of your processing facility and disclose this in future filings pursuant to the Instructions to Item 102 of Regulation S-K.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 4

Response to Comment No. 2: The Lost Creek processing facilities capacity is two million pounds per year, of which approximately one million pounds per year could be produced from Lost Creek’s wellfields. Production of refined yellowcake was 547,992 pounds and 131,216 pounds in 2014 and 2013, respectively. Production of refined yellowcake through May 2015 was 292,076 pounds and is projected to be between 750,000 and 850,000 pounds in 2015.

We propose adding the following discussion, in substantive form, prospectively to our future Form 10-K filings:

Our Lost Creek processing facility was constructed during 2012 – 2013, with production operations commencing August 3, 2013. Our first sales were made in December 2013. Nameplate design and NRC-licensed capacity of our Lost Creek processing plant is two million pounds per year, of which approximately one million pounds per year may be produced from our wellfields. The Lost Creek plant and the allocation of resources to mine units and resource areas were designed to generate approximately one million pounds of production per year at certain flow rates and uranium concentrations subject to regulatory and license conditions. Production of refined yellowcake was [TBD] pounds and 547,992 pounds in 2015 and 2014, respectively. The excess capacity in the design of the processing circuits of the plant is intended, first, to facilitate routine (and, non-routine) maintenance on any particular circuit without hindering production operational schedules. The capacity was also designed to permit us to process uranium from other of our mineral projects in proximity to Lost Creek if circumstances warrant in the future (e.g., Shirley Basin Project), or, alternatively to be able to contract to toll mill/process product from other in situ uranium mine sites in the region. This design would permit us to conduct either of these activities while Lost Creek is producing and processing uranium and/or in years following Lost Creek production from wellfields during final restoration activities.”

Comment No. 3: Please tell us your actual leaching and processing recovery factor(s) and include this information in future filings.

Response to Comment No. 3: As is set forth in our various technical reports (NI 43-101) and other disclosures, Ur-Energy and its predecessors at the Lost Creek Project have performed leach testing on various samples from the project. Most recently in 2010, we performed leach testing on samples from the KM Horizon of our project (currently in the permit-licensing stage). Seven samples obtained from one-foot sections of core were tested for mineral recovery using the same test methods as in prior tests from the HJ Horizon (currently licensed for production at Lost Creek, and being recovered in Mine Unit 1). Twenty-five pore volumes of bicarbonate leach solution were passed through the samples. Uranium recovery ranged from 54.1 to 93.0% with an average uranium recovery of 80.6%. These results are similar to earlier leaching and recovery tests conducted in behalf of the Company, which returned results consistently averaging 82 – 83%. We believe these results are consistent with historical industry experience.

Through the first six quarters of production, recoveries from our first mine unit have exceeded our projections. Various analyses have been conducted to better understand what has appeared to be an inconsistency and to reconcile the higher-than-expected recoveries from production operations. These analyses, including detailed remapping of mineralized trends within ten sand horizons and data from an additional 85 closely-spaced wells and core-holes, have resulted in the re-estimation of the mineral resources and the conclusion that it is most appropriate to lower the grade-thickness (GT) cut-offs from 0.30 to 0.20 within the Company’s GT contouring resource estimation technique. The Company has disclosed these changes, and is preparing an updated technical report currently which will be released this month.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 5

With respect to other aspects of the Lost Creek plant’s performance, plant IX capture efficiency was 94.3% and plant processing efficiency was 98.2% in 2014.

We propose adding the following discussion, in substantive form (and updated to year-end 2015), prospectively:

Ur-Energy occasionally performs leach testing on various samples from the Lost Creek Project. Most recently, in 2010 we performed leach testing on samples from the KM Horizon of our project (currently in the permit-licensing stage). Seven samples obtained from one-foot sections of core were tested for mineral recovery using the same test methods as in prior tests from the HJ Horizon (currently licensed for production at Lost Creek, and being recovered in Mine Unit 1). Twenty-five pore volumes of bicarbonate leach solution were passed through the samples. Uranium recovery ranged from 54.1 to 93.0% with an average uranium recovery of 80.6%. These results are similar to earlier leaching and recovery tests conducted in behalf of the Company, which returned results consistently averaging 82 – 83%. We believe these results are consistent with historical industry experience.

Critical Accounting Policies and Estimates, page 60

Comment No. 4: We note the total capitalized costs of $32.97 million that are classified as Lost Creek enclosures (page 85), and that the estimate life for plant enclosures is 20 years for depreciation purposes (page 79). Please advise us of the following:

(a)	Describe to us the nature of the significant components that are included in the enclosures line item of your capital assets.

(b)	Given that you have not established proven and probable reserves at Lost Creek, please explain to us why you believe capitalization of these costs was appropriate and cite the authoritative literature that you relied upon to support your accounting treatment. Also explain to us your basis for the 20 year estimate life for the enclosures.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 6

(c)	Finally confirm to us that you will expand your disclosure in future filings to clearly describe your accounting policy for capital assets, including your basis for capitalization in instances where proven and probable reserves have not been established. Please provide your proposed future disclosure in your response.

Response to Comment No. 4 (a): The components of the enclosures are buildings and equipment and these components include the following costs (expressed in 000s of US$):

Construction contract	15,753
Construction materials and other direct expenses	8,692
Processing equipment	2,120
Labor	1,929
Capitalized interest and fees	1,418
Initial chemical load	1,140
Engineering	1,067
Other buildings	127
Allocated overhead	721
32,967

*****

Additionally, it may be instructive to understand that:

•	The building itself is a designed to house the equipment necessary to gather fluids which have been impregnated with uranium and process and package the mineral into a salable yellowcake form. The building has no economic life or usage beyond the housing of our processing equipment.
•	A significant portion of the cost of constructing the building related specifically to the installation of and piping for the equipment housed in the building.
•	The construction contract was a turn-key contract that included the installation of the piping and equipment and erection of the buildings and enclosures.
•	The building was constructed around the equipment and the building and the equipment are therefore integrated.
•	We commenced construction in October 2012 and constructed the processing plant during 2013. We also conducted development drilling and completed related construction in mine unit 1 during 2013. We incurred $55.7 million in construction, equipment purchases and wellfield development costs through December 31, 2013, of which approximately $22.8 million was expensed as development expense.

Response to Comment No. 4(b): Due to the nature of ISR operations, it is typical that the drilling and development necessary to convert mineral resources to proven and probable reserves is not undertaken prior to construction and production. As a result, even though we are producing and selling yellowcake, we are still considered an exploration stage company under SEC Industry Guide 7. As such, we identify our Company as an exploration company in multiple places within our Form 10-K filing.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 7

As an exploration stage company, all expenditures associated with locating and extracting minerals are considered to be development costs and are not capitalizable. Costs associated with the development of the wellfield, including drilling, completion, piping, above ground facilities (header houses used in consolidating pumping activities), roads and infrastructure have therefore all been expensed and will continue to be expensed as development expense. In addition, costs associated with permitting as they relate to mine units, disposal wells and other expansion of the mineral extraction activities are also expensed as incurred. Finally, any costs associated with disposal wells and the related extraction related activities are also expensed.

Our rationale for the capitalization of the processing facility itself comes from guidance in ASC 360 and the Statement of Financial Accounting Concepts Number 6 (“CON 6”), paragraphs 32 and 33 (excerpted) which states “Assets of an entity are changed both by its transactions and activities and by events that happen to it. … It adds value to noncash assets through operations by using, combining, and transforming goods and services to make other desired goods or services. Once acquired, an asset continues as an asset of the entity until the entity collects it, transfers it to another entity, or uses it up, or some other event or circumstance destroys the future benefit or removes the entity's ability to obtain it.”

In our situation, the activity which changed the nature of the plant was the commencement of production. In August 2013, uranium production at Lost Creek was initiated as we extracted and then processed uranium, and ultimately produced salable yellowcake at the facility. In preparation of the Form 10-K for the year ended 2013, the Company reviewed the existing guidance on the treatment of expenses related to the project. Based on our review of comments from the Staff issued to other companies in the uranium extraction industry, we reclassified costs associated with the wellfields and disposal wells as described above to development expense and restated our 2012 annual filing as well as our quarterly filings for the three quarters in 2013. We did not reclassify the cost of the processing facility to expense as the activity that changed the character of the facility was the commencement of production and the sale of produced uranium yellowcake to third parties prior to the end of 2013. Based on the guidance in CON 6, now that the processing facility was in fact operating and transforming goods into a saleable asset, we considered that the issue of “probable future economic benefit” did not apply because the facility was already providing current economic benefit. There is no qualification in the guidelines about whether the risk of losing the economic benefit due to the lack of reserves qualifies as “an event or circumstance which would remove the entity’s ability to obtain it.” Because the plant is an integral part of the production of our revenue stream and has continued to be so throughout 2014 and 2015, we do not think there have been any events which would change this characterization.

Under ASC 360, Property Plant and Equipment, the direct cost as well as indirect costs including capitalized interest expense should be included in the cost of the capitalized asset. As such, those costs directly associated with the construction of the processing facility and related costs for the area immediately surrounding the facility and necessary for its construction were included.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 8

Assessing the capitalized assets against the basic asset criteria and ASC 360-930 Property, Plant and Equipment:

The assets capitalized have future benefit over the life of the project, costs to build the assets have been incurred and the assets are controlled by the Company.  Although the Lost Creek project only has defined resources and not proven reserves as defined in Industry Guide 7, the facility has sufficient capacity that uranium can be processed from other mineral properties within reasonable proximity of the facility; thus the costs associated with the facility and related equipment appear recoverable. Further note that when the assets, specifically the processing facility, were ready for intended use, the interest capitalization on the debt facilities ceased. UR-Energy uses a depreciation method which is acceptable under US GAAP.

The processing plant does meet the criteria to be set up as an asset because (a) it has started production of yellowcake and has shown that it can produce saleable product from a project without proven and probable reserves and is thus providing an economic benefit to the Company, (b) the plant is not at capacity and will not run at capacity for some years – therefore it could be used to process material from other sites owned by the Company or others, (c) the in-situ recovery method is proven in the industry and many operations have been running for years with projects that do not have defined proven and probable reserves, and (d) the processing plant is needed for the Asset Retirement Obligation (ARO) and restoration/reclamation of the project and accordingly provides economic benefit to the Company in enabling it to satisfy its ARO liability.

The determination of the useful life of 20 years relates to the discussion under 4(a) about the integration of the equipment into the building. Based on engineering estimates, the nameplate life of the equipment contained in, and integral to, the operating facility is 20 years. The facility is not limited by any estimation of resources at the Lost Creek project as it is designed to be used as a processing facility that can handle the production of yellowcake from other project both owned by the Company and by others. We therefore are using the economic life of the equipment contained therein. Because the building and related improvements do not have an economic life that extends beyond that of the integrated equipment, we believe that the 20-year life is appropriate for the entire facility.

Response to Comment No. 4(c): We confirm that we will expand our disclosure in future filings to describe our accounting policy for capital assets, including the basis for capitalization in instances where proven and probable reserves have not been established; our expanded disclosure (as indicated in italics) would, substantively, include the following:

Exploration, evaluation and development costs

Exploration and evaluation expenses consist of labor, annual exploration lease and maintenance fees and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. Development expense relates to the Company’s Lost Creek, LC East and Shirley Basin projects, which are more advanced in terms of permitting and preliminary economic assessments. Development expenses include all costs associated with exploring, delineating and permitting new or expanded mine units, the costs associated with the construction and development of permitted mine units including wells, pumps, piping, header houses, roads and other infrastructure related to the preparation of a mine unit to begin extraction operations as well as the cost of drilling and completing disposal wells.

Tia L. Jenkins Division of Corporation Finance, SEC June 10, 2015 Page 9

Capital assets

Property, plant and equipment assets, including machinery, processing equipment, enclosures, vehicles and expenditures that extend the life of such assets, are recorded at cost including acquisition and installation costs. The enclosure costs include both the building housing and the processing equipment necessary for the extraction of uranium from impregnated water pumped in from the wellfield to the packaging of uranium yellowcake for delivery into sales. These enclosure costs are combined as the equipment and related installation associated with the equipment is an integral part of the structure itself. The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Depreciation is calculated using a declining balance method for most assets with the exception of the plant enclosure and related equipment. Depreciation on the plant enclosure and related equipment is calculated on a straight-line basis. Estimated lives for depreciation purposes range from three years for computer equipment and software to 20 years for the plant enclosure and the name plate life of the related equipment.

In connection with this response to the SEC Letter, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (720) 981-4588 or roger.smith@ur-energy.com.

Sincerely,

Ur-Energy Inc.

By:	/s/ Roger L. Smith
Roger L. Smith
Chief Financial Officer